Exhibit 99.1

AMTD Successfully Reached a Strategic Partnership With the Far East Consortium for the UK

February 25, 2025 05:15 PM Eastern Standard Time

PARIS & SINGAPORE & NEW YORK--(BUSINESS WIRE)--AMTD IDEA Group (“AMTD”; NYSE: AMTD; SGX: HKB) has entered into a strategic partnership with Far East Consortium International Limited (“FEC”, 0035.HK) for the UK to drive forward the future of the historic Hornsey Town Hall.

Through this deal, which was agreed upon on February 22nd and all definitive agreements signed on the 25th, AMTD aims to raise the Town Hall’s profile through its established credentials in the arts, fashion, and entertainment sectors worldwide.

Since entering into the Development Agreement for Hornsey Town Hall in February 2017, FEC has worked tirelessly to safeguard the building’s future and was successful in having it removed from Historic England’s ‘Heritage at Risk’ Register.

In December, FEC achieved practical completion of the affordable housing element of the scheme, which has now been handed over to Haringey Council.

Today, the site offers a 68-room aparthotel, an extensive public realm used by the local community for events and recreation, and 146 residential apartments. The hotel will be named Dao by Dorsett AMTD Hornsey, the second Dao by Dorsett AMTD hotel globally.

Works have also progressed well in bringing forward a new arts center that will provide spaces for the community to utilize and further support initiatives within the Borough. AMTD’s expertise in this area has been essential to this strategic partnership.

An existing strategic partner of FEC for Dao by Dorsett AMTD in Singapore, AMTD is also the owner and global operator of L’Officiel - a renowned global fashion media company with over 100 years of history and presence in over 30 countries - and The Art Newspaper - a world-leading and authoritative art media company that has covered the international art world since 1990 and enjoys a world-renowned reputation as the journal of record for the art world and the bible of the art industry. Its unrivalled news and events coverage is fed by a network of international editions, connecting with more than 50 correspondents working in more than 30 countries.

Also a specialist in film production, AMTD plans to support the London Borough of Haringey in unlocking further opportunities and enabling cultural diversities and creativity as it moves towards its Borough of Culture Status in 2027.

AMTD will work closely with FEC and other existing partners to ensure the arts center and other community uses are brought forward.

Dr. Feridun Hamdullahpur, Chairman of AMTD, said: “We are excited about this opportunity to serve the local community at Hornsey in partnership with FEC. Our extensive experience and immersion in the world of art, fashion, and culture will enable us to bring world-class events, shows, and performances to the Town Hall and community, putting Hornsey on the global map as a prominent cultural destination and hub.”

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions group connecting companies and investors with global markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles. AMTD IDEA Group is uniquely positioned as an active superconnector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

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Contacts

For AMTD IDEA Group:

IR Office
AMTD IDEA Group
EMAIL: ir@amtdinc.com